Exhibit 99.1

SOLARBANK CORPORATION

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1 - IDENTITY OF COMPANY

1.1	Name and Address of Company

SolarBank Corporation (“SolarBank” or the “Company”)
505 Consumers Road, Suite 803
Toronto, Ontario, Canada M2J 4V8

1.2	Executive Officer

Sam Sun, Chief Financial Officer & Corporate Secretary
Phone: 416-494-9559

ITEM 2 - DETAILS OF THE ACQUISITION

2.1	Nature of Business Acquired

On July 8, 2024, the Company acquired all of the issued and outstanding common shares (“SFF Shares”) of Solar Flow-Through Funds Ltd. (“SFF”), pursuant to a court-approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). As a result of the Arrangement, SFF is a wholly-owned subsidiary of the Company. SFF is a copper and nickel-focused royalty company existing under the laws of the Province of British Columbia.

SFF owns 70 operating solar sites located in Ontario with a combined capacity of 28.8 megawatts (“MW”) operating under long term contracts with the Ontario Independent Electricity System Operator (“IESO”), and owns and is constructing three battery energy storage system projects in Ontario with an aggregate discharge capacity of 14.97 MW and are expected to operate under long term guaranteed capacity contracts from the Ontario IESO. SFF and the Company will have a combined capacity of approximately 47 MW, including the Company’s IPP assets. The Arrangement is expected to add recurring revenue from existing independent power producer (“IPP”) assets of SFF: $9.2 million for SFF calendar year 2023; and $9.4 million for SFF calendar year 2022.

SFF was incorporated on August 11, 2023, under the laws of the Province of British Columbia. On October 23, 2023 (the “SFF Consolidation Date”), SFF underwent the process of consolidating nine limited partnerships (the “Predecessor LPs”) and their respective general partnerships into one corporation.

For further information about the Arrangement, please refer to the Arrangement Agreement dated March 19, 2024, as amended (the “Arrangement Agreement”) between SolarBank and SFF, a copy of which has been filed under the Company’s profile on the SEDAR+ at www.sedarplus.ca.

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2.2	Acquisition Date

July 8, 2024.

2.3	Consideration

Under the terms of the Arrangement Agreement, the Company agreed to issue up to 5,859,567 common shares of the Company (the “Common Shares”) as consideration for the aggregate purchase price of up to $41.8 million, representing $4.50 per SFF Share acquired. The number of Common Shares was determined using a 90-trading day volume weighted average trading price as of the date of the Arrangement Agreement which is equal to $7.14 (the “Agreement Date VWAP”). Through the Arrangement, the Company acquired SFF’s 70 operating solar power sites, along with its pipeline of battery energy storage system (“BESS”) and electric vehicle charging stations.

The consideration for the Arrangement consists of an upfront payment of 3,575,638 Common Shares (valued at $25.53 million) that were issued on closing and a contingent payment of up to an additional 2,283,929 Common Shares (valued at $16.31 million) in the form of contingent value rights (“CVRs”) that were issued on closing. The Common Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the Ontario IESO and the major suppliers for the SFF BESS portfolio and the binding terms of the 2-debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, Evans & Evans, Inc. (“Evans & Evans”) will revalue the BESS portfolio, following which the Company has agreed to issue Common Shares in the aggregate value equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by Evans & Evans plus the sale proceeds of any portion of the BESS portfolio that was sold, in either case divided by the Agreement Date VWAP. The maximum number of additional Common Shares issuable for the CVRs will be 2,283,929 Common Shares.

The Arrangement was carried out by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and the transaction was approved at a special meeting held on June 19, 2024 (the “SFF Meeting”) by: (i) 99.50% of the votes cast by the SFF common shareholders and holders of SFF tracking shares (the “SFF Tracking Shares”) present in person or represented by proxy, voting together as a single class; (ii) 99.62% of the votes cast by SFF common shareholders present in person or represented by proxy, voting together as a separate class; and (iii) 98.75% of the votes cast by holders of SFF Tracking Shares present in person or represented by proxy, voting together as one separate class.

There are three classes of SFF Tracking Shares. Each class of SFF Tracking Shares is linked to a separate lawsuit where SFF is plaintiff seeking to recover damages for the termination of certain solar power project development contracts. If the lawsuit that is linked to a class of SFF Tracking Shares is successful, the shareholder of such SFF Tracking Shares will have the option to receive its pro-rata share of the net settlement award or to convert such amount into SolarBank Shares.

Under the terms of the Arrangement, SFF shareholders received consideration of (i) $25.53 million, representing approximately $2.75 per SFF Share or 0.3845938 of a Common Share for every SFF Share; and (ii) up to $16.31 million in CVRs that may, on satisfaction of the CVR Conditions, be exchanged for Common Shares representing up to approximately $1.75 per SFF Share or up to 0.2456582 of a Common Share for every SFF Share.

Prior to the SFF Meeting, the Company converted $4.7 million of a receivable that is due from SFF to the Company into 1,052,599 SFF Shares for the purpose of voting such shares in favor of the Arrangement at the SFF Meeting.

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All Common Shares issued in the Arrangement, including Common Shares issuable on conversion of the CVRs or SFF Tracking Shares, if any, will be subject to transfer restrictions pursuant to a release schedule as set forth in the table below:

Release Date	Percentage
Closing	0%
6 Months from Closing	5%
12 Months from Closing	5%
18 Months from Closing	5%
24 Months from Closing	5%
27 Months from Closing	20%
30 Months from Closing	20%
33 Months from Closing	20%
36 Months from Closing	20%

2.4	Effect on Financial Position

Upon completion of the Arrangement, SFF became a wholly-owned subsidiary of the Company. The business and operations of SFF have combined with those of the Company.

Except in the conduct of business by the Company in the ordinary course, and development of the assets acquired pursuant to the Arrangement, the Company does not currently have any plans or proposals for material changes in the business of the Company or SFF that may have a significant effect on the financial performance and financial position of the Company, including any proposal to sell, lease or exchange all or substantially all or a substantial part of the business of SFF or to make any material changes to the Company’s business.

2.5	Prior Valuations

To the knowledge of the Company, there has not been any valuation opinion obtained within the last 12 months by the Company or SFF required by securities legislation or a Canadian exchange or market to support the consideration to be paid by the Company in connection with the Arrangement.

2.6	Parties to the Transaction

Immediately prior to the closing of the Arrangement, the Company beneficially owned, directly or indirectly, or exercised control or direction over, 1,755,419 SFF Shares, representing 15.9% of the issued and outstanding SFF Shares. Accordingly, SFF was considered an associate of the Company.

2.7	Date of Report

July 8, 2024.

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ITEM 3 - FINANCIAL STATEMENTS AND OTHER INFORMATION

Pursuant to Part 8 of NI 51-102, the following financial statements are attached as Schedule A to this Business Acquisition Report and form part of this Business Acquisition Report:

(a)	audited combined special purpose financial statements of Solar Flow-Through Limited Partnership for the financial years ended December 31, 2022 and December 31, 2021 (prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board);

(b)	audited combined consolidated financial statements of SFF from January 1, 2023 to the SFF Consolidation Date and for the year ended December 31, 2022 (prepared in accordance with IFRS);

(c)	audited consolidated financial statements of SFF from August 11, 2023, the date of incorporation, to December 31, 2023 (prepared in accordance with IFRS);

(d)	unaudited condensed interim consolidated financial statements of SFF for the three months ended March 31, 2024; and

(e)	unaudited pro forma consolidated financial statements of the Company that give effect to the Arrangement, consisting of (i) unaudited pro forma consolidated financial statements of financial position as at March 31, 2024; and (ii) unaudited pro forma consolidated statements of income and comprehensive income for the nine months ended March 31, 2024 and the year ended June 30, 2023, in each case, together with the notes thereto and other information required by Part 8 of NI 51-102. The unaudited pro forma consolidated financial statements have been prepared to give effect to the Arrangement during the periods presented, and may not be indicative of either the results that actually would have occurred if the Arrangement was completed during such periods, or of the future financial position or results of operations of the Company.

The Company has not requested the consent of SFF’s auditor to incorporate the above financial statements of SFF, together with the notes and auditor’s report for the audited financial statements into this Report, and therefore such consent has not been provided.

Caution Regarding Unaudited Pro Forma Financial Statements

This Business Acquisition Report (the “Report”) contains unaudited pro forma consolidated financial statements of the Company (the “Pro Forma Financial Statements”). Such Pro Forma Financial Statements have been prepared using certain of the Company’s, SFF’s and the Predecessor LP’s respective historical consolidated financial statements, as more particularly described in the notes to such Pro Forma Financial Statements. In preparing the Pro Forma Financial Statements, the Company has had limited access to the books and records of SFF and the Predecessor LPs and is not in a position to independently assess or verify information related to SFF and the Predecessor LPs that was used to prepare the Pro Forma Financial Statements or the financial statements of SFF and the Predecessor LPs that are included in this Report. Such Pro Forma Financial Statements are not necessarily indicative of results of operations and financial condition that would actually have occurred for the periods presented had the Arrangement been effective at the beginning of such periods, nor of the future results of operations and financial condition of the Company. Since the Pro Forma Financial Statements have been developed to retroactively show the effect of a transaction that has occurred (even though this was accomplished by following generally accepted practice using reasonable assumptions), there are limitations inherent in the very nature of pro forma data. The data contained in the Pro Forma Financial Statements represents only a simulation of the potential financial impact of the Arrangement. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. Undue reliance should not be placed on such Pro Forma Financial Statements. As a result of these factors, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

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Forward-Looking Statements

This Report contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this Report contains forward-looking statements pertaining to construction and capacity of SFF battery energy storage system projects; expectations regarding long term capacity contracts for such projects; expectations regarding recurring revenue from existing IPP assets as a result of the Arrangement; terms and potential payout of the CVRs and related matters. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Report should not be unduly relied upon. These statements speak only as of the date of this Report.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included herein, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

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Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently filed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of a resurgence of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; future dilution as a result of financings; failure to realize the anticipated benefits of the Arrangement and other acquisitions, including results and/or synergies of such transactions; and unexpected costs or liabilities related to the Arrangement.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this Report are expressly qualified in their entirety by this cautionary statement.

Schedule A

Audited combined special purpose financial statements of Solar Flow-Through Limited Partnership for the financial years ended December 31, 2022 and December 31, 2021

Audited combined consolidated financial statements of SFF from January 1, 2023 to the SFF Consolidation Date and for the year ended December 31, 2022

Audited consolidated financial statements of SFF from August 11, 2023, the date of incorporation, to December 31, 2023

Unaudited condensed interim consolidated financial statements of SFF for the three months ended March 31, 2024;

Unaudited pro forma consolidated financial statements of the Company that give effect to the Arrangement, consisting of (i) unaudited pro forma consolidated financial statements of financial position as at March 31, 2024; and (ii) unaudited pro forma consolidated statements of income and comprehensive income for the nine months ended March 31, 2024 and the year ended June 30, 2023